Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol - ARZ
NYSE Amex - Ticker Symbol - AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 25 - 2010

September 16, 2010

FOR IMMEDIATE RELEASE

AURIZON ACQUIRES OPTION

ON EVERTON’S WILDCAT PROPERTY

Aurizon is pleased to announce the signing of a letter of intent with Everton Resources Inc., (“Everton”), whereby Aurizon can acquire up to a 65 % interest in Everton’s Wildcat property located in the James Bay region, 350 kilometres north of Matagami, Quebec.  The Wildcat property is 100% owned by Everton and comprises 411 mining claims, covering 21,476 hectares, and is located near the area of Goldcorp’s Eleonore deposit.

The key terms of the letter of intent are as follows:

  Aurizon can earn a 50% interest in the project by incurring expenditures of $3,250,000 over four years, including 3,000 metres of drilling within two years.

  Aurizon will also subscribe for a private placement of 1,000,000 units of Everton at a price of $0.25 per unit, each unit comprising one common share and one share purchase warrant, exercisable to acquire one additional common share at $0.40 per share for a term of two years.

  Aurizon will be the operator during the earn-in period for the initial 50% interest in the project, after which a joint venture will be formed.

  After earning its initial 50% interest in the project, Aurizon may then elect to earn an additional interest of 15%, for a total interest of 65%, by making cash payments totaling $300,000 over three years from the election date, incurring expenditures totaling $3,000,000 over three years from the election date, and delivering an independent pre-feasibility study by the end of the fourth anniversary of the election date.

  In addition, in the event that prior to the end of  the eighth year of the initial option agreement, mineral resources of at least 2,000,000 ounces of gold, at an average grade of at least 6 grams of gold per tonne, are discovered, Aurizon shall make a payment of $1,500,000, payable in Aurizon Common Shares, subject to regulatory approval.

“Everton has successfully identified high grade gold surface showings over the last four years, which are surrounded by extensive gold anomalies that have confirmed good exploration potential inside a 50 kilometre trend surrounding the Eleonore deposit.”  said Mr. Martin Demers, Exploration Manager, Aurizon Mines Ltd.  “Everton has also demonstrated the ability to generate gold discoveries using a systematic target approach and applying appropriate field work techniques.  Both parties believe that a sustained and aggressive exploration program, focusing on different targets, is the best approach to test the potential of another major gold deposit in the area.”

“We are pleased to enter into this agreement with Everton”, said David Hall, Aurizon’s C.E.O. “This is consistent with our strategy of building a balanced portfolio of exploration properties, close to our technical base, in one of the premier mining jurisdictions in the world.”

A sketch is attached showing the location of the Wildcat Property.

Aurizon Mines Ltd.

News Release – September 16, 2010

Aurizon Acquires Option on Everton's Wildcat Property

Qualified Person

Information of a scientific or technical nature was prepared under the supervision of Martin Demers, P. Geo., Exploration Manager of Aurizon and a Qualified Person under National Instrument 43-101.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For Further Information, Contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Martin Bergeron, Vice President, Operations Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
1550 Metcalfe, Suite 502

Montreal, QC   H3A 1X6

Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements with respect to and the effects thereof, the timing and amount of estimated exploration expenditures, plans and budgets for and expected timing and results of exploration activities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable,  that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment. However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that  mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.